Attachment for Sub-item 77K

John Hancock California Tax-Free Income Fund

Effective May 21, 2002, the Board of Trustees for the John Hancock California Tax-Free Income Fund voted not to retain Ernst & Young LLP as the Fund's independent auditor effective upon the completion of the audit for the fiscal year ended August 31, 2002. This action was recommended by the Fund's Audit Committee on May 21, 2002.
Ernst & Young LLP reports on the Fund's financial statements for the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund's fiscal years ended 2002 and 2001, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagree- ments, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter disagreement in its report on the financial statements for such years.


October 18, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sirs:

We have read and agree with the comments contained in Sub-Item 77k of Form N-SAR of the John Hancock California Tax-Free Bond. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,


Ernst & Young LLP